# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LENZ Therapeutics, Inc., CIK 0001815776
CUSIP: 52635N103
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 201 Lomas Santa Fe Dr., Suite 300, Solana Beach, California (CA), 92075
Date of event which requires filing of this statement: 09/18/2025
Filed by CIK 0001687880
Persons authorized to receive notices and communications: Max Eisenberg, One Sansome Street, Suite 1650, San Francisco, California (CA), 94104, 415-801-8100

## Reporting persons
- Versant Venture Capital VI, L.P. (CIK 0001687880): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,183,543; shared voting power 0; sole dispositive power 1,183,543; shared dispositive power 0; aggregate amount beneficially owned 1,183,543 (4.1% of the class)
  Comment: All shares are held by Versant VI (as defined in Item 2(a) of the Original Schedule 13D (as defined in Item 1 below)). Versant Ventures VI GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VI GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 28,522,096 shares of Common Stock (as defined in Item 1 of the Original Schedule 13D) outstanding as of July 24, 2025, as set forth in the Issuer's quarterly report on Form 10-Q for the quarter ended June 30, 2025, filed with the United States Securities and Exchange Commission (the "Commission") on July 30, 2025 (the "Form 10-Q").
- Versant Ventures VI GP, L.P. (CIK 0001777654): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,183,543; sole dispositive power 0; shared dispositive power 1,183,543; aggregate amount beneficially owned 1,183,543 (4.1% of the class)
  Comment: All shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Ventures VI GP-GP, LLC (CIK 0001777652): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,183,543; sole dispositive power 0; shared dispositive power 1,183,543; aggregate amount beneficially owned 1,183,543 (4.1% of the class)
  Comment: All shares are held by Versant VI. Versant Ventures VI GP-GP is the general partner of Versant Ventures VI GP, which is the general partner of Versant VI. Each of Versant Ventures VI GP-GP and Versant Ventures VI GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VI.
  
  The percentage in Row 13 is based on 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage II, L.P. (CIK 0001832235): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 842,162; shared voting power 0; sole dispositive power 842,162; shared dispositive power 0; aggregate amount beneficially owned 842,162 (3% of the class)
  Comment: All shares are held by Versant Vantage II (as defined in Item 2(a) of the Original Schedule 13D). Versant Vantage II GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage II, and Versant Vantage II GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage II.
  
  The percentage in Row 13 is based on 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage II GP, L.P. (CIK 0001839790): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 842,162; sole dispositive power 0; shared dispositive power 842,162; aggregate amount beneficially owned 842,162 (3% of the class)
  Comment: All shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage II.
  
  The percentage in Row 13 is based on 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Vantage II GP-GP, LLC (CIK 0001839789): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 842,162; sole dispositive power 0; shared dispositive power 842,162; aggregate amount beneficially owned 842,162 (3% of the class)
  Comment: All shares are held by Versant Vantage II. Versant Vantage II GP is the general partner of Versant Vantage II, and Versant Vantage II GP-GP is the general partner of Versant Vantage II GP. Each of Versant Vantage II GP and Versant Vantage II GP-GP share voting, investment and dispositive power over the shares held by Versant Vantage II.
  
  The percentage in Row 13 is based on 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as reported by the Issuer in the Form 10-Q.
- Versant Venture Capital VII, L.P. (CIK 0001750266): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 926,691; shared voting power 0; sole dispositive power 926,691; shared dispositive power 0; aggregate amount beneficially owned 926,691 (3.2% of the class)
  Comment: Consists of (i) 856,157 shares of Common Stock held by Versant VII (as defined in Item 2(a) of the Original Schedule 13D) and (ii) 70,534 shares of Common Stock issuable upon exercise of a warrant to purchase shares of Common Stock (the "Warrant") held by Versant VII. Versant Ventures VII GP-GP (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Versant Ventures VII GP (as defined in Item 2(a) of the Original Schedule 13D), which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VII.
  
  The percentage in Row 13 is based upon 28,592,630 shares of Common Stock, which consists of (i) 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as set forth in the Form 10-Q, plus (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII.
- Versant Ventures VII GP, L.P. (CIK 0001777655): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 926,691; sole dispositive power 0; shared dispositive power 926,691; aggregate amount beneficially owned 926,691 (3.2% of the class)
  Comment: Consists of (i) 856,157 shares of Common Stock held by Versant VII and (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VII.
  
  The percentage in Row 13 is based upon 28,592,630 shares of Common Stock, which consists of (i) 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as set forth in the Form 10-Q, plus (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII.
- Versant Ventures VII GP-GP, LLC (CIK 0001777656): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 926,691; sole dispositive power 0; shared dispositive power 926,691; aggregate amount beneficially owned 926,691 (3.2% of the class)
  Comment: Consists of (i) 856,157 shares of Common Stock held by Versant VII and (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII. Versant Ventures VII GP-GP is the general partner of Versant Ventures VII GP, which is the general partner of Versant VII. Each of Versant Ventures VII GP-GP and Versant Ventures VII GP may be deemed to share voting, investment and dispositive power with respect to the shares held by Versant VII.
  
  The percentage in Row 13 is based upon 28,592,630 shares of Common Stock, which consists of (i) 28,522,096 shares of Common Stock outstanding as of July 24, 2025, as set forth in the Form 10-Q, plus (ii) 70,534 shares of Common Stock issuable upon exercise of the Warrant held by Versant VII.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: LENZ Therapeutics, Inc.
Address of issuer's principal executive offices: 201 Lomas Santa Fe Dr., Suite 300, Solana Beach, California (CA), 92075
Comment: This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons with the Commission on July 9, 2021 as it has been amended by Amendment No. 1 that was filed with the Commission on November 17, 2023, Amendment No. 2 that was filed with the Commission on March 25, 2024, Amendment No. 3 that was filed with the Commission on November 8, 2024, Amendment No. 4 that was filed with the commission on June 12, 2025, Amendment No. 5 that was filed with the Commission on June 24, 2025, Amendment No. 6 that was filed with the Commission on July 14, 2025 and Amendment No. 7 that was filed with the commission on August 20, 2025 (collectively, the "Original Schedule 13D"). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 and 13 of the cover pages of this Amendment for each Reporting Person and the corresponding comments.
Transactions in the class effected during the past sixty days:
On August 22, 2025, Versant VI sold 26,161 shares of Common Stock at a price per share of $40.1513 for aggregate proceeds of approximately $1,050,398.16.

On August 22, 2025, Versant VII sold 12,885 shares of Common Stock at a price per share of $40.1513 for aggregate proceeds of approximately $517,349.50.

On August 25, 2025, Versant VI sold 52,419 shares of Common Stock at a price per share of $39.5417 for aggregate proceeds of approximately $2,072,736.37.

On August 25, 2025, Versant VII sold 25,818 shares of Common Stock at a price per share of $39.5417 for aggregate proceeds of approximately $1,020,887.61.

On August 26, 2025, Versant VI sold 47,443 shares of Common Stock at a price per share of $39.0129 for aggregate proceeds of approximately $1,850,889.01.

On August 26, 2025, Versant VII sold 23,368 shares of Common Stock at a price per share of $39.0129 for aggregate proceeds of approximately $911,653.45.

On September 18, 2025, Versant VI sold 90,654 shares of Common Stock at a price per share of $42.2335 for aggregate proceeds of approximately $3,828,631.71.

On September 18, 2025, Versant VII sold 44,650 shares of Common Stock at a price per share of $42.2335 for aggregate proceeds of approximately $1,885,723.80.

## Signatures
- Versant Venture Capital VI, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the GP of Versant Ventures VI GP, L.P., the GP of Versant Venture Capital VI, L.P. (09/22/2025)
- Versant Ventures VI GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VI GP-GP, LLC, the General Partner of Versant Ventures VI GP, L.P. (09/22/2025)
- Versant Ventures VI GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO (09/22/2025)
- Versant Vantage II, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage II GP-GP, LLC, the GP of Versant Vantage II GP, L.P., the GP of Versant Vantage II, L.P. (09/22/2025)
- Versant Vantage II GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Vantage II GP-GP, LLC, the General Partner of Versant Vantage II GP, L.P. (09/22/2025)
- Versant Vantage II GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO (09/22/2025)
- Versant Venture Capital VII, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VII GP-GP, LLC, the GP of Versant Ventures VII GP, L.P., the GP of Versant Venture Capital VII, L.P. (09/22/2025)
- Versant Ventures VII GP, L.P.: /s/Max Eisenberg, Max Eisenberg/COO of Versant Ventures VII GP-GP, LLC, the General Partner of Versant Ventures VII GP, L.P. (09/22/2025)
- Versant Ventures VII GP-GP, LLC: /s/Max Eisenberg, Max Eisenberg/COO (09/22/2025)